U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: J. Greg Spencer, 6009 South Redwood Road, Salt Lake City, Utah 84123

2.  Date of Event Requiring Statement (Month/Date/Year): 04/14/00

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: President

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: N/A

2. Amount of Securities Beneficially Owned: -0-

3. Ownership Form: Direct(D)or Indirect(I): N/A

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:
(a) Executive Options
(b) Repurchase Options

2. Date Exercisable (Month/Day/Year):
    Amount    Exercisable
    ------    -----------
(a) 100,000 7/15/00
    500,000 (1) See Explanation below
    500,000 (2) See Explanation below

(b) 100,000 6/01/00
    100,000 6/29/00
    150,000 (3) See Explanation below
     25,000 7/15/00

   Expiration Date(Month/Day/Year):
(a) 4/13/2005
(b) 1/10/2002

3. Title and Amount of Securities Underlying Derivative Security
     Title             Amount
     -----             ------
(a) Common Stock     1,100,000
(b) Common Stock       375,000

4. Conversion or Exercise Price of Derivative Security:
(a) $0.37
(b) $1.00

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): Direct

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:
(1) 50,000 Executive Option vest per month upon the completion of each month, commencing May 2000 and continuing through and including February 2001.
(2) Vest upon the earlier of the achievement of certain management's business objectives or April 14, 2001.
(3) 50,000 Repurchase Options vest upon the hiring of each of up to three key executives to be recruited by the Issuer (i.e., CFO; VP of Marketing or Sales; and VP of Operations or CFO). Any Repurchase Options not vested pursuant to this condition shall vest automatically on April 14, 2001.

Signature of Reporting Person:
Date: 7/31/00


_____________________________
J. Greg Spencer